ENDRA Life Sciences Inc.
3600 Green Court, Suite 350
Ann Arbor, MI 48105

April 18, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Amanda Ravitz

Re:
ENDRA Life Sciences Inc.

Registration Statement on Form S-1

File No. 333-214724

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant ENDRA Life Sciences Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Thursday, April 20, 2017, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Wells

David Wells

Chief Financial Officer